EXHIBIT 99.1

B2Gold Announces Voting Results from its 2023 Annual General and Special Meeting

VANCOUVER, British Columbia, June 26, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on Friday, June 23, 2023. A total of 950,464,631 common shares were voted at the Meeting, representing 73.46% of the votes attached to all outstanding common shares.

Shareholders voted overwhelmingly in favour of all items of business before the Meeting. The nine director nominees listed in B2Gold’s Management Information Circular (“the “Circular”) dated May 15, 2023, were elected as directors of B2Gold to hold office for the ensuing year or until their successors are elected or appointed. Detailed results of the vote for each director are set out below:

Name	Total Votes in Favour		Total Votes Withheld		Outcome of Vote
Kevin Bullock	887,166,749	98.96%	9,342,556	1.04%	Approved
Kelvin Dushnisky	851,578,581	94.99%	44,930,724	5.01%	Approved
Clive Johnson	859,697,022	95.89%	36,812,283	4.11%	Approved
George Johnson	893,851,450	99.70%	2,657,855	0.30%	Approved
Liane Kelly	891,612,607	99.45%	4,896,698	0.55%	Approved
Jerry Korpan	841,819,914	93.90%	54,689,390	6.10%	Approved
Thabile Makgala	893,936,929	99.71%	2,572,375	0.29%	Approved
Lisa Pankratz	892,086,555	99.51%	4,422,750	0.49%	Approved
Robin Weisman	887,306,532	98.97%	9,202,773	1.03%	Approved

The resolutions to set the number of directors of the Company at nine, to appoint PricewaterhouseCoopers LLP as auditor of the Company, and to amend the Company’s Restricted Share Unit Plan were approved with 99.41%, 98.08%, and 93.15%, respectively, of votes cast in favour.

The resolution regarding the Advisory Vote on the Company’s approach to Executive Compensation was approved with 94.14% of votes cast in favour.

A report on all items of business voted on at the Meeting will be filed on SEDAR at www.sedar.com.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Colombia, Finland, Côte d'Ivoire, and Uzbekistan.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com